FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 11, 2004

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Nortel Inversora S.A. Announces the Consolidated Income for the Fiscal Year Ended December 31, 2003

NORTEL INVERSORA S.A.

FREE TRANSLATION

Contacts:
José Gustavo Pozzi	Marlene Wechselblatt
(5411) – 4968-3630	Golin/Harris
(212-697-9191

NORTEL INVERSORA S.A.

ANNOUNCES THE CONSOLIDATED INCOME FOR

THE FISCAL YEAR ENDED

DECEMBER 31, 2003

Buenos Aires, March 9, 2004 - Nortel Inversora S.A. whose sole substantial business consists in its ownership of 54,741682% in the capital stock of Telecom Argentina STET-France Telecom S.A. (“Telecom”) and whose sole source of cash income are dividends and further distributions paid on such capital, announces today consolidated income in the amount of Arg Ps 197 million earnings for the fiscal year ended December 31, 2003.

The consolidated income of Nortel Inversora S.A. for the fiscal year ended December 31, 2003 is substantially identical to the income of Telecom for the same period after recording the minority interest and the financial income at the level of the controlling company.

The Company has recorded the effects of the inflation adjustment adopted by Resolution 415/02 of the National Securities Commission (“CNV”). For such purpose it has employed the restatement method prescribed by Technical Resolution (“TR”) No. 6, as amended by TR No. 19, using for purposes of the inflation adjustment, the General Level Wholesale Price Index (“GLWPI”) as from January 1, 2002, pursuant to the provisions of Executive Order No. 1269/02 of the Argentine Executive Branch (“PEN”).

Nevertheless, the same PEN gave, under Executive Order No. 664/03, instructions to the control entities falling under its jurisdiction, not to receive financial statements restated in constant currency. In view of that, the CNV resolved, under Resolution No. 441/03, to discontinue the application of the restatement method prescribed by TR No. 6, as amended, beginning March 1, 2003. Consequently, the Company restated the December 31, 2002 figures, which are shown for comparative purposes, in closing currency rates as of February 28, 2003, using a 1,0074 coefficient pertaining to the December 2002/February 2003 period, which represents the wholesale inflation rate. Likewise, the figures for the 2003 fiscal year include the effects of the inflation adjustment of the financial statements until February 28, 2003.

Summary of resolutions adopted by the Annual Regular, Extraordinary and Special Meeting of Preferred Series A and B Shareholders held on April 30, 2003.

The Annual Regular, Extraordinary and Special Meeting of Preferred Series A and B Shareholders adopted the following resolutions:

•	To approve the accounting documents for the fourteenth fiscal year, ended December 31, 2002.

•	To approve the carry forward of the entirety of the unappropriated retained loss as of December 31, 2002.

•	To approve the performance and remuneration of the Board of Directors and the performance and remuneration of the Supervisory Committed that acted during the fourteenth fiscal year.

•	To appoint and elect seven regular and seven alternate directors who shall act during the fifteenth corporate fiscal year.

•	To elect the regular and alternate members of the Supervisory Committee.

•	To appoint “Pistrelli, Henry Martin y Asociados SRL” (members of “Ernst & Young Global”) and Price Waterhouse & Co. as joint External Auditors of the financial statements for the fifteenth corporate fiscal year.

•	To grant the Board of Directors full powers to resolve, when that may be necessary or when the Board of Directors may deem it convenient, the Change in Ratio of the ADRs representing Preferred Shares B of the Company.

•	To approve NON JOINING of Nortel Inversora S.A. to the Optional Statutory System of Mandatory Public Offering and the consequent amendment to Section 1 of the Corporate Bylaws so as to insert a clause in that sense. To approve the possibility to hold distance meetings of Directors and the consequent amendment to Section 15 of the Corporate Bylaws so as to insert such amendment.

•	Both the Directors, the members of the Supervisory Committee and the officers of the company were granted indemnity for any damage they might sustain as a result of claims based on the performance of their duties for the Company within the statutory framework of the Republic of Argentina.

On September 9, 2003 Nortel became aware of the agreement reached by the France Telecom Group with W de Argentina – Inversiones SL regarding the sale of its shares in the Company.

Before the sale, both the France Telecom Group and the Telecom Italia Group would transfer their respective shares in Nortel to a new company named Sofora Telecomunicaciones S.A. (“Sofora”) in which they would hold the same stake.

On December 10, 2003 the transaction was authorized by the Communications Secretary under Resolution No. 111/03, and on December 15, 2003 the transaction was authorized by the National Commission for the Defense of Competition (Secretary of Technical Coordination) under Resolution No. 109/03.

On December 19, 2003, the aforementioned transaction was completed, with the France Telecom Group transferring 48% of Sofora to W de Argentina – Inversiones SL, jointly with an option for the remaining 2% (exercisable between January 31, 2008 and December 31, 2013) in the aggregate amount of USD 125 million.

After the consummation of these share transfers, all the common shares of Nortel belong to Sofora, whose shareholders are, in turn: Telecom Italia Group (50%), W de Argentina-Inversiones SL (48%) and France Telecom Group (2%).

In turn the Telecom Italia Group acquired a purchase option on the interest of W de Argentina – Inversiones SL in Sofora. The price of said option was USD 60 million and it may be exercised between December 31, 2008 and December 31, 2013.

(Economic-financial tables below)

Fiscal year ended December 31, 2003

(Pesos in millions)

Consolidated Income Statement

	2003	2002
Net sales	3,753	4,012
Operating Costs	(3,649)	(4,220)

Gross Profit/Loss	104	(208)

Gains(losses) on permanent investments	2	(23)
Goodwill amortization	—	(10)
Financing and holding gains(losses)	55	(5.301)
Other expenses, net	(167)	(174)
Financial restructuring gain	376	—
Income Tax	7	1,304
Minority interest	(180)	2.009

Net Gain/Loss	197	(2.403)

Consolidated Balance Sheets

Current Assets	3,229	2,123

Non-current Assets	9,086	10,838

Total Assets	12,315	12,961
Current Liabilities	10,723	11,761
Non-current Liabilities	365	345
Minority Interest	561	379
Temporary translation differences	21	28
Total Shareholders’ Equity	645	448

Total Liabilities and Shareholders’ Equity	12,315	12,961

Ratios

Liquidity (a)	0.30	0.18

Debt (b)	9.19	14.64

(a)	Current Assets to current liabilities
(b)	Total Liabilities to shareholders’ equity plus third parties’ interest.

José Gustavo Pozzi

General Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 11, 2004	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager